FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2004

Commission File No.	000-27096

Air Canada

(Translation of registrant’s name into English)

7373 Côte Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document

1.	Management's Discussion and Analysis of Air Canada for the three-month period ended March 31, 2004.
2.	Consolidated Unaudited Statements of Operations, Retained Earnings (deficit) and Cash Flows of Air Canada for the three-month periods ended March 31, 2004 and March 31, 2003 and the Consolidated Unaudited Statement of Financial Position of Air Canada as at March 31, 2004 and December 31, 2003.
3.	Material Change Report of Air Canada dated January 14, 2004 relating to the drawing of Cdn$300 million from its DIP credit facility.

Document 1

AIR CANADA

MANAGEMENT’S DISCUSSION & ANALYSIS

This Interim Management’s Discussion and Analysis (MD&A) covers Air Canada’s operations and financial results for the quarter ended March 31, 2004. This discussion is as of May 5, 2004.

Financial statements are prepared using the accounting policies as described in Note 2 to the 2003 Annual Consolidated Financial Statements and Note 2 to the Interim First Quarter 2004 Consolidated Financial Statements. All amounts are expressed in Canadian currency unless indicated otherwise.

For further information on Air Canada’s public disclosure file, please consult www.sedar.com.

RESULTS OF OPERATIONS

                                                                      Quarter 1              Quarter 1
                                                                         2004                   2003
                                                                 --------------------- -----------------------
                                                                    ($ millions, except per share figures)
   Operating Revenues
        Passenger                                                              1,661                   1,745
        Cargo                                                                    126                     144
        Other                                                                    334                     322
                                                                 --------------------- -----------------------
                                                                               2,121                   2,211
                                                                 --------------------- -----------------------

   Operating Expenses
        Salaries, wages and benefits                                             687                     802
        Aircraft fuel                                                            338                     347
        Aircraft rent                                                            194                     281
        Other                                                                  1,047                   1,135
                                                                 --------------------- -----------------------
                                                                               2,266                   2,565
                                                                 --------------------- -----------------------

   Operating loss before reorganization and
      restructuring items                                                       (145)                   (354)
   Reorganization and restructuring items                                       (132)                      -
   Non-operating expense                                                         (43)                    (61)
   Foreign exchange on non-compromised
        long-term monetary items                                                  17                     132

   Recovery of (provision for) income taxes                                       (1)                     13
                                                                 --------------------- -----------------------
   Loss for the period                                                          (304)                   (270)
                                                                 --------------------- -----------------------

   Loss per share      - basic and diluted                                     (2.53)                  (2.25)

   Weighted average common shares outstanding
       (millions) - basic and diluted                                            120                     120
For the quarter ended March 31, 2004, Air Canada reported an operating loss before reorganization and restructuring items of $145 million, an improvement of $209 million from the first quarter of 2003. EBITDAR, before reorganization and restructuring items, improved $126 million over the 2003 quarter. Refer to Note (1) on page 6 of this discussion for additional EBITDAR information. This improved operating result was achieved despite an operating revenue decline of 4 per cent. The major factor leading to the improvement was a $299 million or 12 per cent reduction to operating expenses.

As a result of restructuring under the Companies’ Creditors Arrangement Act (CCAA), Air Canada has and will continue to record a number of significant reorganization and restructuring items directly associated with the restructuring. These reorganization and restructuring items represent revenues, expenses, gains and losses and provisions for losses that can be directly associated with the reorganization and restructuring of the business under CCAA. For the quarter, these mainly non-cash reorganization and restructuring items amounted to $132 million.

Including these reorganization and restructuring items, the net loss for the quarter was $304 million compared to a net loss of $270 million in the first quarter of 2003.

Operating Revenues

For the quarter, consolidated passenger revenues declined $84 million or 5 per cent compared to the first quarter of 2003. Pacific and “Other” international routes recorded strong revenue growth, while North American routes continued to show declines, but at a lower rate than in previous quarters. Increased competition in both Canada and the U.S. contributed a 9 per cent decline in overall system yield as measured by passenger revenue per revenue passenger mile. To compete more effectively, Air Canada introduced lower fares and a simplified fare structure in Canada beginning in May 2003, and in the United States in February 2004.

The table below describes percentage changes in passenger revenue, capacity as measured in available seat miles (ASMs), traffic as measured by revenue passenger miles (RPMs), yield as measured by passenger revenue per RPM, and RASM as measured by passenger revenue per ASM, by major market.

                   Passenger Revenues - First Quarter of 2004 compared to First Quarter of 2003

                            Passenger Revenue       Capacity          Traffic
                                 % Change            (ASMs)            (RPMs)           Yield             RASM
                                                    % Change          % Change         % Change         % Change
                           --------------------- ---------------- ----------------- --------------- -----------------
Canada                               (9)                 0                  3             (12)              (9)
US                                  (13)                (7)                (6)             (7)              (7)
Atlantic                             (5)                (3)                (5)              1               (2)
Pacific                              15                 17                 22              (5)              (1)
Other                                24                 39                 36              (8)             (10)
System                               (5)                 4                  5              (9)              (8)

Compared to the three previous quarters which had passenger revenue declines of between 12 and 26 per cent versus the prior year, the first quarter of 2004 change represented the best year-over-year quarterly revenue performance since the fourth quarter of 2002. The first quarter of 2003 was negatively impacted by the war in Iraq and the first stage of the SARS crisis.

The table below describes the per cent change from the prior year in passenger revenues by major market for the five most recent quarters.

                               Passenger Revenue % Change Year-over-Year by Quarter

                              Quarter 1           Quarter 2            Quarter 3    Quarter 4       Quarter 1
                                2003                2003                 2003         2003           2004
                         -------------------- ---------------- ---------------- --------------- --------------
Canada                            (12)              (26)               (17)           (13)             (9)
US                                 (5)              (27)               (24)           (19)            (13)
Atlantic                           (1)              (11)                (4)            (5)             (5)
Pacific                            (3)              (63)               (52)           (13)             15
Other                              21                (8)                 3             18              24
System                             (6)              (26)               (19)           (12)             (5)
First quarter 2004 domestic passenger revenues were down $65 million or 9 per cent. As a result of the current low-fare environment in Canada together with initiatives taken to stimulate traffic, domestic yield declined 12 per cent and domestic RASM decreased 9 per cent.

US transborder passenger revenues were down $60 million or 13 per cent. With increased capacity from US carriers in addition to competitive pricing and a weaker US dollar, US transborder showed a traffic decline of 6 per cent on a 7 per cent reduction to capacity and a yield decline of 7 per cent. As a result, US transborder RASM was down by 7 per cent.

Atlantic, Pacific and “Other” international passenger revenues were $41 million or 7 per cent above the first quarter of 2003. Atlantic revenues declined 5 per cent reflecting a 5 per cent decrease in traffic. Pacific revenues were up 15 per cent on a 17 per cent increase to ASM capacity mainly attributable to the new service to Delhi. South Pacific, Caribbean, Mexico and South America (“Other”) revenues were up 24 per cent reflecting a traffic increase of 36 per cent on an ASM capacity increase of 39 per cent. The growth is mainly from increased service to traditional leisure destinations as well as the addition of new routes to South America and other destinations.

Cargo revenues decreased $18 million or 13 per cent from the first quarter of 2003 mainly due to weaker Atlantic and Asian markets.

Other revenues increased $12 million or 4 per cent from the first quarter of 2003 largely due to greater revenues from Air Canada Vacations and, to a lesser extent, higher Aeroplan revenues. This increase was partially offset by lower revenues from Air Canada Technical Services and other subsidiaries and services.

For the first quarter of 2004, total operating revenues decreased $90 million or 4 per cent from the 2003 quarter.

Operating Expenses

Operating expenses declined $299 million or 12 per cent from the first quarter of 2003 on a 4 per cent increase to consolidated capacity. First quarter 2004 Mainline-related unit cost, as measured by operating expense per ASM, was 15 per cent below the 2003 level.

During the quarter, Air Canada paid all suppliers in accordance with established arrangements with the exception of aircraft lease payments to a small number of aircraft lessors with whom renegotiated leases had not been completed. No payments were made on principal and interest on compromised long-term and subordinated perpetual debt.

While under the Companies’ Creditors Arrangement Act (CCAA), Air Canada is revising its cost structure, including labour costs, supplier contracts and leasing arrangements. As new agreements are reached, Air Canada reflects the revised cost in its operating expenses and the amortization of the deficiency claims in reorganization and restructuring items. Certain aircraft lease amendments are conditional upon successful emergence from CCAA, as described in Note 1 to the Interim Consolidated Financial Statements.

For the first quarter of 2004, salaries and wages expense was reduced $118 million or 19 per cent. This decrease in salaries and wages expense was mainly due to a reduction of over 6,300 average full-time equivalent (FTE) employees or 16 per cent compared to the first quarter of 2003. Salary reductions for unionized and non-unionized labour groups were also a factor. Employee benefits expense increased $3 million or 2 per cent and reflected higher pension and employee future benefits expenses which were partly offset by the favourable impact of lower employee levels.

In spite of continued record high fuel prices, aircraft fuel expense declined $9 million or 3 per cent due to the favourable impact of a stronger Canadian dollar which more than offset the 3 per cent increase in the base fuel price and increased flying versus the first quarter of 2003.

Aircraft rent expense was down $87 million or 31 per cent mainly due to the reclassification in 2003 and 2004 of 40 aircraft operating leases to capital leases, the impact of aircraft repudiations/returns and renegotiated lease rates. These operating leases reclassified to capital leases accounted for approximately $45 million of the decline. As a result of this reclassification, Air Canada is recording higher aircraft depreciation and interest charges. The stronger Canadian dollar was also a favourable factor for aircraft leases denominated in US dollars. In the case of 47 aircraft lease amendments, the cost of the original agreement continues to be recorded in operating expense as the lease amendment has a condition requiring Air Canada’s emergence from CCAA before the amendment is effective. Refer to Note 1 to the Interim Consolidated Financial Statements for additional information.

Airport and navigation fees increased $23 million or 13 per cent while consolidated aircraft departures were down 1 per cent. The increase was mainly due to higher landing and general terminal charges. Landing and general terminal charges increased overall but primarily at Toronto’s Pearson International Airport (Pearson), Air Canada’s main hub. At Pearson, landing fees increased by 27 per cent per metric tonne and general terminal charges rose 18 per cent per seat for domestic and international arrivals. Fees for air navigation services also increased over the first quarter of 2003.

Aircraft maintenance, materials and supplies expense declined $39 million or 27 per cent. Most of this reduction was due to the timing of aircraft maintenance and removal of aircraft from the Mainline and Jazz operating fleets through aircraft repudiations and returns.

Communications and Information Technology expense was down $22 million or 20 per cent largely as a result of increased direct passenger sales via the internet, the favourable impact of a stronger Canadian dollar on communications expense, a decrease in the level of information technology projects and cost reduction initiatives.

Food, beverages and supplies expense declined $8 million or 9 per cent while passenger traffic as measured by RPMs increased 5 per cent. Cost reduction initiatives were the main factor contributing to the expense decrease.

Depreciation expense increased $4 million or 4 per cent. This increase was due to aircraft depreciation which included the impact of the reclassification of certain operating leases to capital leases.

The “other” operating expense category decreased $47 million or 11 per cent. Air Canada Mainline recorded expense reductions of $53 million which included the impact of many cost saving initiatives. Expense reductions were recorded in terminal handling, crew expenses, building rent and maintenance, ground equipment maintenance and other expense categories. Jazz expenses were down $5 million including decreases in terminal handling and crew expenses. Expenses relating to third party airlines operating under capacity purchase agreements declined $4 million. Other expenses for Air Canada Vacations and other subsidiaries increased $15 million primarily due to a major expansion in tour operations by Air Canada Vacations.

Reorganization and Restructuring Items

Since Air Canada’s filing under CCAA on April 1, 2003, Air Canada has recorded significant reorganization and restructuring items directly associated with the rearranging of its business affairs while under the Court’s protection. These “reorganization and restructuring items” represent revenues, expenses, gains and losses and provisions for losses since the date of filing that can be directly associated with the reorganization and restructuring of the business under CCAA. A number of reorganization items recorded in the quarter relate to the anticipated allowable claims resulting from repudiated contracts, including aircraft leases. Reported as compromised liabilities, the claims will be dealt with under CCAA.

Included in reorganization and restructuring items are the amortization of aircraft-related and other contract deficiency claims, foreign exchange adjustments on compromised debt, professional fees, repudiated contracts and other items. For the first quarter of 2004, reorganization and restructuring items amounted to $132 million of which $109 million represents non-cash items. Additional amounts are expected to be recorded prior to Air Canada’s emergence from creditor protection. Refer to Note 5 to the Interim Consolidated Financial Statements for additional information.

Non-Operating Expense

Non-operating expense amounted to $43 million in the quarter, a $18 million decrease from the first quarter of 2003.

As described in Note 2 to the Interim Consolidated Financial Statements, while Air Canada is under creditor protection, interest expense has been reported only to the extent that it will be paid under the plan of arrangement or that it is probable that it will be an allowed claim. Net interest expense decreased $11 million primarily due to Air Canada not recording interest expense on unsecured debt subject to compromise partially offset by $28 million of interest on aircraft leases which have been reclassified as capital leases.

Income from foreign exchange on long-term monetary items amounted to $17 million in the first quarter of 2004 compared to income of $132 million in the same quarter of 2003. Since Air Canada’s filing under CCAA on April 1, 2003, foreign exchange adjustments on compromised debt are recorded as “reorganization and restructuring items”. For the first quarter of 2004, these adjustments amounted to a loss of $23 million.

(1) NON-GAAP EARNINGS (LOSSES)

EBITDAR

EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP (Generally Accepted Accounting Principles) financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent. This measure is used to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions.

EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have any standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR, before reorganization and restructuring items, is described below:

                                                               First Quarter     First Quarter
                                                                   2004                2003            Change
                                                            -------------------- ----------------- ----------------

GAAP operating loss before reorganization
   and restructuring items                                          (145)               (354)            209
Add back:
   Depreciation, amortization and obsolescence                        95                  91               4
   Aircraft rent                                                     194                 281             (87)
                                                            -------------------- ----------------- ----------------
EBITDAR, before reorganization and
   restructuring items                                               144                  18             126
                                                            ==================== ================= ================

BALANCE SHEET ANALYSIS

As a result of the filing under CCAA, the majority of Air Canada’s pre-filing long-term and subordinated perpetual debt (including current portion) has been reclassified under “liabilities subject to compromise”. “Liabilities subject to compromise” refer to liabilities incurred prior to April 1, 2003 that will be dealt with as claims under CCAA, as well as claims arising out of renegotiated leases/contracts and repudiated leases/contracts. “Liabilities subject to compromise” are estimated at $5.6 billion. The quantum of the claims that will ultimately be allowed as a result of the claims review process may be materially in excess of accruals recorded to date. Refer to Note 4 to the Interim Consolidated Financial Statements for additional information.

As described in Note 1 to the Interim Consolidated Financial Statements, in the first quarter of 2004, as a result of the accounting tests required on lease modification, 35 aircraft have been reclassified to capital leases from operating leases. Accordingly, capital lease obligations and related assets amounting to $1,630 million have been recorded during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows from Operations

As described in Note 1 to the Interim Consolidated Financial Statements, the Court stay orders of April 1, 2003, enabled a moratorium on all aircraft lease payments pending renegotiation of revised financial arrangements for the use of the aircraft. Since April 1, 2003, rental payments for most leased aircraft have generally recommenced upon satisfactory renegotiation of the lease terms. On the basis of the order effective April 1, 2003, Air Canada ceased making payments of principal and interest on substantially all debt as well as on pre-petition accounts payable subject to compromise. Consequently, cash flows for the first quarter of 2004 are not directly comparable to cash flows for the first quarter of 2003. During the quarter ended March 31, 2004, Air Canada made retroactive “catch up” payments to aircraft lessors on previously deferred aircraft lease payments amounting to $149 million of which $57 million was recorded in cash used for operations.

In the quarter, cash flows from operations amounted to $63 million compared to cash flows used for operations of $56 million in the first quarter of 2003, an improvement of $119 million. Improved operating results was the main reason for the cash flow improvement. This improvement was partially offset by an unfavourable change in working capital items compared to the 2003 quarter.

Aircraft lease payments in excess of rent expense were $44 million in the first quarter of 2004. This compared to aircraft lease payments in excess of rent expense of $60 million in the first quarter of 2003, an improvement of $16 million. The improvement was mainly the result of reclassifying certain operating leases to capital leases. The net favourable impact on cash from operations during the quarter of recording the capital leases amounts to $116 million, including repayments of principal of $92 million pertaining to previously deferred 2003 obligations. This favourable impact on aircraft lease payments in excess of rent expense is partially offset by payments made during the first quarter of approximately $57 million to lessors pertaining to previously deferred 2003 operating lease payments. Aircraft lease payments in excess of rent expense primarily represent the difference between actual cash lease payments, either at the inception or during the term of a lease, and amounts recorded for aircraft rent expense which are expensed on a straight line basis over the term of the lease.

Financing Activities

Reduction of long-term debt and capital lease obligations during the quarter amounted to $119 million of which $116 million was related to repayments of principal on capital lease obligations following the reclassification of certain operating leases to capital leases.

Following the CCAA filing on April 1, 2003, Air Canada completed a credit agreement with GE Canada Finance Holding Company for up to US$700 million debtor-in-possession (DIP) secured financing. The credit agreement is made up of a credit advance facility and a letter of credit facility. In January 2004, $300 million was drawn against the credit advance facility.

In December 2003, Air Canada, Aeroplan and Amex Bank of Canada Inc. (Amex) entered into a co-branding charge card agreement and a membership rewards agreement. Under the terms of these agreements, Amex also provided Air Canada with an $80 million secured non-revolving term credit facility. These funds were drawn in January 2004. In the first quarter of 2004, principal of $3 million was repaid on this credit facility.

In mid-2003, Air Canada reached an agreement with CIBC for a secured non-revolving term borrowing facility and received net financing proceeds of $315 million. In the first quarter of 2004, $92 million of this credit facility was repaid, leaving a remaining balance of $13 million as at March 31, 2004.

Investing Activities

In the first quarter of 2004, additions to property and equipment, excluding the assets recorded under capital leases as described previously, amounted to $36 million, a reduction of $10 million from the first quarter of 2003. Aircraft and aircraft-related expenditures amounted to $24 million.

Liquidity

As a result of the CCAA filing on April 1, 2003, defaults were triggered on substantially all the Applicants’ then existing debt and lease obligations. The Court orders stayed most actions against the Applicants, including actions to collect pre-filing indebtedness. In addition, the Court stay order enabled a moratorium on all aircraft lease payments and Air Canada ceased making payments of interest and principal on substantially all debt. Aircraft rental payments have generally recommenced upon satisfactory renegotiation of the lease terms. Air Canada’s cash flows for the first quarter of 2004 are not directly comparable to cash flows for the first quarter of 2003. As at March 31, 2004, Air Canada had cash and cash equivalents of $864 million as compared to $414 million as at March 31, 2003.

With the CCAA filing, the liquidity of Air Canada will be determined by the outcome of the restructuring process and a number of other factors, including without limitation, energy prices, general industry, market and economic conditions, the ability to reduce operating costs, labour negotiations or disputes, pension issues, war or terrorist attacks, changes in laws, regulatory developments or proceedings and actions by third parties.

As of March 31, 2004, Air Canada had the following financing facilities. Funding under these facilities is subject to various conditions precedent:

o	GE Capital DIP secured financing of $959 million of which approximately $635 million was available as at April 30, 2004. The DIP facility has a maximum term that extends to the effective date of the final plan of reorganization, compromise and arrangement under CCAA proceedings.

o	Exit financing facility of US$585 million as part of a global restructuring agreement with GE Capital. This agreement also includes additional financing of up to US$950 million to fund the purchase of new regional jet aircraft. The term of this agreement has been extended to September 30, 2004 and is subject to certain conditions. Refer to Note 1 to the Interim 2004 Consolidated Financial Statements for additional details.

o	Standby Purchase Agreement with Deutsche Bank Securities Inc., whereby it will act as exclusive standby purchaser of a rights offering to Air Canada’s creditors in an amount of $450 million. On April 26, 2004, Air Canada announced that it had reached an agreement in principle with Deutsche Bank AG to amend the Standby Purchase Agreement to extend and increase the rights offering available to creditors from $450 million to $850 million. Deutsche Bank, as a standby purchaser, will acquire any equity not purchased by creditors at a premium price of 107.5% of the price payable by the creditors for the rights offering shares. The agreement is subject to certain conditions.

The above financing facilities are subject to a number of conditions, requirements and approvals relating to Air Canada’s restructuring and its financial condition. There can be no assurance that Air Canada will meet all of the conditions, requirements and approvals which will allow it to realize the proceeds from the financing facilities. Refer to Note 1 to the Interim Consolidated Financial Statements for additional information.

On April 2, 2004, Trinity announced that it would not seek an extension of its investment agreement with Air Canada and, as a result, on May 1, 2004, the agreement was terminated. Refer to Note 1 to the Interim Consolidated Financial Statements for additional information.

On April 26, 2004, in conjunction with the announcement concerning the amended agreement with Deutsche Bank, Air Canada announced that it will pursue a new equity solicitation process, however, as a result of the funding that the amended agreement with Deutsche Bank will secure, Air Canada will be seeking only $250 million instead of the $650 million provided for in the original Trinity agreement.

As at May 4, 2004, Air Canada’s combined cash balance, measured on the basis of cash in its Canadian and United States bank accounts, amounted to over $880 million.

OFF BALANCE SHEET ARRANGEMENTS

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement with an entity not reported on a consolidated basis under which a company has (1) any obligation under certain guarantee contracts; (2) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for the assets; (3) any obligation under certain derivative instruments; or (4) any obligation arising under a material variable interest held in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

Guarantees

As described in Note 21 to the Annual Consolidated Financial Statements for the year ended December 31, 2003, Air Canada may be required to provide residual value support to the lessors covering 52 aircraft under lease agreements. As at March 31, 2004, the maximum potential residual value support Air Canada may be required to provide under aircraft lease agreements is $868 million, an increase of $12 million from the December 31, 2003 disclosure due to the effect of foreign exchange. The maximum potential residual value support disclosure is not indicative of what effect the guarantee will have on the financial condition or capital resources of Air Canada, based upon current expected aircraft values on lease expiry.

Based upon independent appraisals as at December 31, 2003 taking into account expected values on lease expiry, Air Canada has recorded provisions of $137 million ($226 million as at December 31, 2003) for these guarantees. The decrease from December 31, 2003 is due to the amended lease terms for one aircraft as described in Note 1 to the Interim Consolidated Financial Statements. Any potential exposure under the guarantee would arise on lease expiry, and the amount of the loss, if any, is dependent on the net proceeds received on the sale of the aircraft, or the fair value of the aircraft in the event that Air Canada exercises its purchase option, where applicable.

As described in Note 1 to the Interim Consolidated Financial Statements, the amended lease terms on the 38 aircraft with the Export Credit Agencies (ECA) contain a fair value test, beginning on July 1, 2009, and annually thereafter until lease expiry. Under the test, Air Canada may be required to prepay certain lease amounts, based on aircraft fair values, as of the date of the test. Any amounts prepaid are recoverable to the extent that aircraft fair values exceed certain thresholds and to the extent that Air Canada has obtained residual value support on lease expiry.

Retained or Contingent Interest in Assets Transferred

Air Canada has no material arrangements involving the transfer of assets to an unconsolidated entity where those assets serve as credit, liquidity or market risk support to that entity.

Derivative Instruments

Air Canada’s risk management policies and use of derivative financial instruments are described in Note 20 to the Annual Consolidated Financial Statements for the year ended December 31, 2003. There are no derivative financial instruments currently outstanding that are expected to have a material impact on the financial condition, liquidity or results of operations of Air Canada.

Variable Interests

As disclosed in Note 2cc to the Annual Consolidated Financial Statements for the year ended December 31, 2003, Air Canada has entered into financing transactions with arms length special purpose entities (“SPEs”) with respect to a total of 62 aircraft. Lease agreements involving SPEs provide a benefit to Air Canada in the form of reduced aircraft rental payments as the existence of the SPEs optimize the tax and financing structure of the underlying financing arrangement to the lessor.

The existence of the SPE in the lease arrangement does not, in and of itself, increase any financial risk to Air Canada. Air Canada views the off balance sheet risk in aircraft lease arrangements as being related to the duration of the lease and the existence of residual value support Air Canada may be required to provide.

The Accounting Standards Board in Canada has issued Accounting Guideline 15 – Consolidation of Variable Interest Entities (AcG 15) which will be effective for annual and interim periods beginning on or after November 1, 2004. AcG 15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG 15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its Annual Consolidated Financial Statements. Air Canada continues to evaluate the potential future impact this guideline will have on its financial position and results of operations under Canadian GAAP. Based on the outcome of the evaluation of AcG15, Air Canada may be required to consolidate certain entities that do not require consolidation under GAAP in existence prior to the effective date of AcG 15.

ADOPTION OF ACCOUNTING POLICIES

As described in Note 2 to the Interim Consolidated Financial Statements, Air Canada adopted Accounting Guideline 13 – Hedging Relationships (AcG 13) beginning January 1, 2004. The new guideline concerns the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting; and the discontinuance of hedge accounting. The impact of AcG 13 was not significant during the quarter.

Also as described in Note 2 to the Interim Consolidated Financial Statements, effective January 1, 2004, Air Canada adopted CICA 1100 – Generally Accepted Accounting Principles and CICA 3063 – Impairment of Long-Lived Assets. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. There have been no changes in accounting policies as a result of the adoption of CICA 1100. CICA 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Air Canada has not recorded any impairment loss as a direct result of the adoption of CICA 3063.

MATERIAL CHANGES

There have been no material changes in aircraft commitments, critical accounting estimates, risk management and risk factors from the disclosures included in the annual MD&A dated April 2, 2004.

OUTLOOK

Air Canada’s outlook is dependent upon the outcome of the restructuring process and the implementation of its restructuring plan amongst other factors. Based on recent statistics and trends, Air Canada anticipates improved operating results, measured on a year-over-year basis, resulting from cost reductions, the operational and financial restructuring initiatives implemented during CCAA and a recovery from the adverse impact of the SARS outbreak in 2003. However, future results will be significantly impacted by record high crude oil and jet fuel prices, should these prices continue to be in effect for the remainder of 2004. Subject to a number of conditions, approvals and agreements, Air Canada expects to emerge from CCAA in 2004. Total capacity for the year 2004 (as measured in ASMs) is planned to increase modestly from 2003 levels and passenger revenues are projected to improve from 2003.

Air Canada’s future operational and financial performance is also dependent on resolution of a number of issues such as those relating to labour and pension, amongst others.

EXPLANATORY NOTES

Mainline or Mainline-related Operations

The charts, discussion and analysis of results contain references to “Mainline” or “Mainline-related” operations. These terms refer to the unconsolidated operations of Air Canada but include, as the context may require, the operations of Aeroplan Limited Partnership (Aeroplan); ZIP Air Inc. (ZIP), a wholly-owned subsidiary airline; Destina.ca Inc. (Destina), a wholly-owned web-based travel company; Air Canada Capital Ltd., a wholly-owned subsidiary whose main business is the leasing of aircraft to Air Canada and ZIP; and other smaller related subsidiaries. Mainline or Mainline-related operations exclude the operations of Jazz Air Inc. (Air Canada Jazz or Jazz), Air Canada’s regional airline; third party airlines operating under capacity purchase agreements; Wingco Leasing Inc. (Wingco), a wholly-owned subsidiary whose main business is the leasing of regional aircraft to Air Canada Jazz and to third party airlines operating under capacity purchase agreements; Touram Inc. (Air Canada Vacations); and other non-airline subsidiaries.

Applicants

The discussion also contains a reference to the “Applicants”. This term refers to Air Canada and the following of its wholly-owned subsidiaries: Air Canada Jazz, ZIP, 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Air Canada’s communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the “safe harbour” provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, restructuring, war, terrorist attacks, energy prices, general industry, market and economic conditions, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent Air Canada’s expectations as of May 5, 2004, and are subject to change after such date. However, Air Canada disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Document 2

AIR CANADA Consolidated Statement of Operations and Retained Earnings (Deficit)

(Under Creditor Protection as of April 1, 2003 - note 1) (in millions except per share figures) (unaudited)

Three Months Ended March 31	2004	2003

Operating revenues
Passenger	$1,661	$1,745
Cargo	126	144
Other	334	322

	2,121	2,211

Operating expenses
Salaries, wages and benefits	687	802
Aircraft fuel	338	347
Aircraft rent	194	281
Airport and navigation fees	203	180
Aircraft maintenance, materials and supplies	103	142
Communications and information technology	88	110
Food, beverages and supplies	79	87
Depreciation, amortization and obsolescence	95	91
Commissions	80	79
Other	399	446

	2,266	2,565

Operating loss before reorganization and restructuring items	(145)	(354)
Reorganization and restructuring items (note 5)	(132)	--
Non-operating income (expense)
Interest income	4	8
Interest expense (note 2)	(47)	(66)
Interest capitalized	--	4
Loss on sale of assets	(3)	(3)
Other	3	(4)

	(43)	(61)

Loss before foreign exchange on non-compromised long-term monetary items and income taxes	(320)	(415)

Foreign exchange on non-compromised long-term monetary items	17	132

Loss before income taxes	(303)	(283)
Recovery of (provision for) income taxes	(1)	13

Loss for the period	$(304)	$(270)
Deficit, beginning of period	(5,147)	(3,280)

Deficit, end of period	$(5,451)	$(3,550)

Loss per share
- Basic and diluted	$(2.53)	$(2.25)

The accompanying notes are an integral part of the consolidated financial statements

AIR CANADA Consolidated Statement of Financial Position

(Under Creditor Protection as of April 1, 2003 - note 1) (in millions) (unaudited)

	March 31	December 31

	2004	2003

ASSETS
Current
Cash and cash equivalents	$864	$670
Restricted cash	122	157
Accounts receivable	560	502
Spare parts, materials and supplies	207	211
Prepaid expenses	150	171

	1,903	1,711

Property and equipment (note 1)	3,399	1,771
Deferred charges	1,935	2,346
Goodwill	510	510
Other assets	592	572

	$8,339	$6,910

LIABILITIES
Liabilities not subject to compromise
Current
Accounts payable and accrued liabilities	$1,380	$1,700
Advance ticket sales	634	529
Current portion of long-term debt and capital lease obligations	558	173

	2,572	2,402

Long-term debt and capital lease obligations (note 1)	1,654	332
Future income taxes	10	11
Other long-term liabilities	1,647	1,643
Deferred credits	1,322	1,364

	7,205	5,752

Liabilities subject to compromise (note 4)	5,593	5,313

	12,798	11,065

Going concern (note 1)

SHAREHOLDERS' EQUITY
Share capital and other equity (note 7)	967	967
Contributed surplus	25	25
Deficit	(5,451)	(5,147)

	(4,459)	(4,155)

	$8,339	$6,910

The accompanying notes are an integral part of the consolidated financial statements

AIR CANADA Consolidated Statement of Cash Flow

(Under Creditor Protection as of April 1, 2003 - note 1) (in millions) (unaudited)

Three Months Ended March 31	2004	2003

Cash flows from (used for)
Operating
Loss for the period	$(304)	$(270)
Adjustments to reconcile to net cash provided by operations
Reorganization and restructuring items (note 5)	109	--
Depreciation, amortization and obsolescence	95	91
Loss on sale of assets	3	3
Foreign exchange on non-compromised long-term monetary items	(17)	(132)
Future income taxes	(2)	(17)
Employee future benefit funding less than expense	52	70
Decrease (increase) in accounts receivable	(54)	75
Decrease (increase) in spare parts, materials and supplies	(3)	46
Increase in accounts payable and accrued liabilities	62	23
Increase in advance ticket sales, net of restricted cash	140	109
Aircraft lease payments in excess of rent expense	(44)	(60)
Other	26	6

	63	(56)

Financing (note 3)
Reduction of long-term debt and capital lease obligations	(119)	(68)
Drawdown on GE DIP financing (note 1)	300	--
Other credit facility borrowings (note 1)	80	--
Credit facility repayments	(95)	--
Proceeds from sale and leaseback of assets	--	14

	166	(54)

Investing
Proceeds from sale of assets	1	10
Additions to property and equipment	(36)	(46)
Investments and advances	--	2

	(35)	(34)

Increase (decrease) in cash and cash equivalents	194	(144)
Cash and cash equivalents, beginning of period	670	558

Cash and cash equivalents, end of period	$864	$414

Cash payments of interest	$35	$69

Cash payments of income taxes	$--	$1

The accompanying notes are an integral part of the consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (currencies in millions)

FIRST QUARTER 2004

1.             Creditor Protection and Restructuring

On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the “Court”) providing creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”). On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings cover Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the “Applicants”). Aeroplan Limited Partnership (“Aeroplan”), Touram Inc. (“Air Canada Vacations”), Maple Leaf Holdings USA Inc. and Destina.ca Inc. (“Destina”) are not included in the filings.

The Court orders provide for a general stay period, including certain payment moratoriums, that expires on May 21, 2004, subject to further extension as the Courts may deem appropriate. This stay generally precludes parties from taking any action against the Applicants for breach of contractual or other obligations. The purpose of the stay period order is to provide the Applicants with relief designed to stabilize operations and business relationships with customers, employees, suppliers, lessors and service providers. During the stay period, Air Canada is developing its revised business plan and negotiating new arrangements with creditors, including aircraft lessors, and labour unions with a view to having those arrangements renegotiated prior to proposing a final plan of reorganization, compromise and arrangement (the “Plan”), including new financing for its overall exit financing needs as well as an investment agreement with an equity sponsor, a rights offering and financing from certain commercial partners. The Applicants continue operations under the provisions of the Court orders. The Applicants are undertaking an operational, commercial, financial and corporate restructuring and expect to propose a Plan, which would be presented to the Court for confirmation after submission to the Applicants’ creditors for their approval. A Plan would propose, among other things, the settlement of the Applicants’ compromised liabilities and the Corporation’s capital structure upon emergence.

The CCAA filings triggered defaults on substantially all of the Applicants’ debt and lease obligations. The Court orders stay most actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over the Applicants’ property. As a result of the stay, the Applicants have ceased making payments of interest and principal on substantially all debt. The orders also grant the Applicants with the authority, among other things, a) to pay outstanding and future employee wages, salaries and employee benefits and other employee obligations; b) to honour obligations related to airline tickets and Aeroplan redemptions; and c) to honour obligations related to the Applicants’ interline, clearing house, code sharing and other similar agreements.

Basis of Presentation and Going Concern Issues

The consolidated financial statements include the results of Air Canada and its subsidiaries; Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Maple Leaf Holdings USA Inc., Simco Leasing Ltd., Wingco Leasing Inc., Aeroplan Limited Partnership, Touram Inc. and Destina.ca Inc. (collectively, the “Corporation”).

While the Corporation has filed for and been granted creditor protection, these financial statements continue to be prepared using generally accepted accounting principles (“GAAP”) in Canada. The creditor protection proceedings provide for a period of time for the Corporation to stabilize its operations and develop a Plan. As described below, debtor-in-possession financing has been approved by the Court. This financing is intended to provide the Applicants with sufficient funds to allow for operations to continue during the stay period. Management expects that the Plan to restructure the operations under creditor protection will allow the operations to continue as a going concern. During this period, Management will continue to operate the businesses within the constraints of the Court orders. Management believes that these actions make the going concern basis appropriate, however, it is not possible to predict the outcome of these matters and there is substantial doubt about the Corporation’s ability to continue as a going concern. There can be no assurance that the results of these actions will improve the financial condition of the Corporation. If the going concern basis is not appropriate, adjustments may be necessary in the carrying amounts and/or classification of assets, liabilities, revenues and expenses in these consolidated financial statements.

If the Corporation emerges from CCAA proceedings and there is a substantial realignment of equity and non-equity interests, the identifiable assets and liabilities of the Corporation, or a successor, will be based on the fair values of such assets and liabilities. Under Canadian GAAP, goodwill is not permitted to be recognized on a financial reorganization and there will be material adjustments to other assets and liabilities of the Corporation on the basis of fair valuing assets and liabilities in accordance with fresh start reporting. Lease classifications will also be subject to this further review.

General Electric Debtor-in Possession (“DIP”) Financing

On May 1, 2003, the Court approved a credit agreement between the Corporation and GE Canada Finance Holding Company (“GE Capital”). Parties to the credit agreement include the Applicants, as well as Aeroplan, Air Canada Vacations and Destina. The DIP facility is secured by all of the unencumbered present and future assets of Air Canada and its direct and indirect subsidiaries, with the exception of the security provided under CIBC and Amex facilities, until the facility is repaid in full. Each of Air Canada’s subsidiaries that are parties to the agreement has guaranteed payment of the Corporation’s obligations. In consideration of, and in order to obtain the DIP financing, Air Canada agreed that the Corporation’s existing aircraft lease obligations to GE Capital, or its affiliated companies, in respect of 22 specific aircraft leases would be cross-collateralized by the security described above.

The DIP financing is made up of both a credit advance facility and a letter of credit facility with a maximum combined borrowing under the two facilities of US$700. The DIP financing can be drawn in either US or Canadian funds.

Under the credit agreement, the availability of funds is determined by a formula based on a percentage of eligible assets available as security. Funds available under the combined facilities are subject to certain conditions including the maintenance of a loan collateral ratio. As at March 31, 2004, the maximum amount available under the combined facilities was $917 of which $300 was drawn against the credit advance facility and letters of credit totalling $19 were issued against the letter of credit facility. The combined unused and accessible amount under the DIP financing was $598 at March 31, 2004.

The DIP facility has a maximum term that extends to the effective date of the Plan under the CCAA proceedings. Required payments of amounts owed under the credit advance facility or termination of the letter of credit facility may be earlier than the term indicated upon the occurrence of an event of default under the credit agreement. Mandatory prepayments, in the event of such default, in the following amounts would be required:

o	All net proceeds, after satisfying prior-ranking liens and court ordered charges, of any sale or other disposition of any assets of the Applicants; and

o	Subject to exceptions for repairs and replacements and satisfaction of prior-ranking liens and court ordered charges, all net insurance proceeds or other awards payable in connection with the loss, destruction or condemnation of any assets of the Applicants.

US dollar borrowings under the credit advance bear interest at rates per annum equal to either the US index rate plus 5%, or the London interbank offered rate (“LIBOR”) rate plus 6.5%, at the Corporation’s option. Canadian dollar borrowings under the credit advance bear interest at rates per annum equal to either the Canadian Index rate plus 5% or the bankers acceptance (“BA”) rate plus 6.5% at the Corporation’s option. For the partial draw, the Corporation has selected the BA rate plus 6.5% (8.64% as at March 31, 2004).

An unused credit advance facility fee is payable, at rates per annum, of 0.5% on unused facility less than US$100, of 0.75% for unused facility between US$100 and US$200 and of 1.0% for unused facility greater than US$200. Outstanding letters of credit incur a fee of 4% per annum. An annual collateral monitoring fee of US$0.5 is payable up to the effective date of a Plan or the expiration of the DIP financing. Fees amounting to $2 have been recorded under interest expense in the first quarter, 2004.

Amex Bank of Canada Inc. (“Amex”) Charge Card and Financing Agreement

On December 10, 2003, the Court approved an agreement the Corporation had reached with Amex with respect to a new co-branded consumer and corporate charge card program and Aeroplan’s participation in Amex’s Canadian and International Membership Rewards Programs. The Amex agreement provides Amex with the right to issue co-branded Aeroplan charge cards and to purchase loyalty points to be allocated to users of the Amex charge cards. Amex will pay a price per loyalty point which is comparable to the price paid to Aeroplan under similar contracts. Amex shall be the exclusive card provider issuing co-branded Aeroplan charge cards in Canada, subject to certain exceptions, including arrangements between Air Canada, Aeroplan and CIBC and between Air Canada, Aeroplan and Diners International. The initial term of the Amex agreement is 10 years.

This agreement also provided the Corporation with a secured non-revolving term borrowing facility of $80 that was fully drawn as at March 31, 2004. There were no transaction fees in connection with this borrowing. Monthly principal and interest payments are required for the term of the loan which extends to January 5, 2006 which may be extended in six month intervals at the request of either party and subject to consent by the non-requesting party. Under the terms of the Amex agreements, the facility may be repaid, at Amex’s option, as loyalty points are purchased and as amounts are due to Air Canada and Aeroplan under the Amex agreement. During the quarter, the Corporation made cash payments of principal in the amount of $3.

The facility bears interest at the Bank of Montreal’s prime lending rate (4.0% as at March 31, 2004) and is secured by all accounts receivable due by Amex under the agreement and all of the present and future licenses, trademarks and design marks owned by Air Canada and Aeroplan and used by Amex in connection with the agreement.

Lease Restructuring

Under the CCAA filings, the Court approved a payment moratorium on all aircraft lease payments commencing on April 1, 2003. The moratorium period is intended to provide the Applicants with the necessary time to negotiate revised financial arrangements for the use of the aircraft with the various lessors or, alternatively, to make arrangements for the return of the aircraft to the lessors. This unilateral return is referred to as a lease repudiation. Some lease renegotiations are effective immediately upon agreement by both parties while others are contingent upon such future events as the Corporation’s emergence from Court protection under CCAA. Rental payments have generally recommenced upon satisfactory renegotiation of the lease terms.

General Electric Capital Corporation Leases

As at April 1, 2003, General Electric Capital Corporation and certain of its affiliates, including General Electric Capital Aviation Services, Inc. (“GECAS”) and GECAS managed entities (collectively, “GECC”), leased, managed the leases of, or otherwise had an interest in 108 aircraft and 15 spare engines. In addition, the Corporation had loans outstanding with GECC related to 7 aircraft simulators. On April 1, 2003, the Applicants’ lease obligations with respect to 22 aircraft were cross-collateralized as described under DIP Financing.

As described in note 1 to the 2003 annual consolidated financial statements, the Corporation entered into agreements with GECC regarding the restructuring of 106 GECC owned and GECC managed aircraft leases. The Court approved these agreements on January 16, 2004. In addition, the Corporation and GECC agreed to new financing arrangements as described later under “GECC Exit Financing and Share Purchase Warrants”. These agreements are conditional on the Applicants successfully emerging from CCAA proceedings prior to September 30, 2004 (or such later date as may be agreed between the parties).

The Corporation is entitled to a rebate of the difference between the amount of rent actually paid in respect of 35 GECC owned aircraft for the period from July 1, 2003 to the effective date and the amount which would have been owing for these aircraft had the lease amendments become effective on July 1, 2003. This rebate is contingent on the Corporation paying certain outstanding charges upon emergence from CCAA proceedings.

With respect to 35 GECC owned aircraft leases and 10 GECC managed aircraft leases, the difference between the amended rents and amounts due under the original lease contracts will be forgiven at the expiry date of the leases if no material defaults have occurred. If a material default occurs, this difference plus interest will become due and payable and all future rent will be based on the original contracted rates.

Also included in the agreements is Air Canada’s commitment, conditional on emergence from the protection of CCAA, to purchase, on or before September 30, 2004, two leased B747-400 aircraft for an aggregate amount approximately equal to the sum of US$246; plus imputed interest at a rate of LIBOR plus 4% to the date of purchase; and a breakage amount of approximately US$5.5 per aircraft. As a result of this commitment, the Corporation has recorded a net provision for the residual value guarantees on these aircraft. The estimated fair market value of these two aircraft is approximately US$89.

GECC has agreed to finance this purchase as follows:

o	Air Canada will issue to GECC a non recourse note in the amount of US$50. This note will have a term of 10 years and will accrue annual interest at the same rate as Tranche B of the Exit Facility (see discussion under “GECC Exit Financing and Share Purchase Warrants”). Prior to the maturity date of this note Air Canada will be required to pay the lesser of the principal amount plus accrued interest or the US$ equivalent of the proceeds from any sale or lease of the two aircraft in full settlement of this portion of the obligation.

o	Air Canada will issue to GECC a secured note in the amount of US$102. Interest will be charged at the rate of LIBOR plus 4%. Blended principal and interest payments are to be made over four years from the date of issuance, however mandatory prepayments will be required to be made from any proceeds realized by Air Canada from the sale of its three owned B747-200 aircraft and any B747 spare parts, inventory, tooling and test equipment.

o	Air Canada will issue a 7.5% secured convertible note in the aggregate amount of US$105 plus the imputed interest on the US$246 base purchase price (the “Convertible Note”).

For more detailed information regarding the completion conditions present in the GECC agreements see the section below under the heading “GECC Exit Financing and Share Purchase Warrants”.

Other Aircraft Leases

In the first quarter, 2004, the Corporation completed renegotiation of amended lease terms with respect to 85 aircraft. There are no outstanding material conditions in regards to these renegotiated leases and payments to all these lessors have resumed in accordance with the renegotiated terms, with the exception of three Export Credit Agencies (“ECA”) aircraft as discussed below. In addition, eight aircraft were returned with the consent of the lessor, one aircraft lease was repudiated while five previously leased aircraft were purchased.

Reference to the ECA aircraft relates to 38 Airbus leased aircraft involving a syndicate of lenders supported by the ECA of the United Kingdom, France and Germany. Of the 38 ECA aircraft, ten aircraft also include GECC as a participant in the lease structure and are included in the discussions in note 1 to the 2003 annual consolidated financial statements under “General Electric Capital Corporation Leases”. The renegotiation with respect to leases for three ECA aircraft have not been finalized. The amended terms relating to the remaining 35 aircraft were completed during the quarter. The amended terms deal with the extension of the lease for an additional six years and the resetting of the purchase option and third party residual value support if any, to this revised lease expiry date. In addition, full residual value support previously provided on five aircraft is no longer available and only partially available on an additional four aircraft. The residual value guarantees disclosed in note 21 to the 2003 annual consolidated financial statements are based upon the renegotiated ECA agreements. The revised agreements also contain a fair value test, beginning on July 1, 2009, and annually thereafter until lease expiry. Under the test, the Corporation may be required to prepay certain lease amounts, based on aircraft fair values, as of the date of the test. Any amounts prepaid are recoverable to the extent that aircraft fair values exceed certain thresholds and to the extent that the Corporation has obtained residual value support on lease expiry.

In addition to certain other customary events of default under the ECA agreement, an event of default occurs if the Plan is not approved by the Court or the Corporation’s creditors by June 30, 2004. Upon the occurrence of an event of default, the ECA Lending Group is entitled, among other things, upon notice in writing, to exercise all rights and remedies under the various agreements entered relating to the aircraft, including terminating the leases and demanding that the Corporation pay the applicable termination sum. While under CCAA protection, the exercise of any remedies and any such termination sum payable would be subject to the stay under the CCAA proceedings and enforcement would require a lifting of the stay. As a result of the accounting tests required on lease modification, all 35 ECA aircraft have been reclassified to capital leases from operating leases. Accordingly, capital lease obligations and related assets amounting to $1,630 have been recorded during the quarter.

The impact on property and equipment of the above is as follows:

Balance as at December 31, 2003	$ 1,771
ECA capital lease additions	1,630
Other additions	36
Depreciation and other	(38)

Balance as at March 31, 2004	$ 3,399

The impact on long-term debt and capital lease obligations of the above is as follows:

Balance as at December 31, 2003	$ 505
ECA capital lease obligations	1,630
Financing transactions, including capital lease repayments (note 3)	166

Foreign exchange, capital lease amendments and other	(89)

Balance as at March 31, 2004	$ 2,212

Cash flows associated with aircraft leases converted from operating leases to capital leases remain unchanged from those disclosed in note 18 to the 2003 annual consolidated financial statements.

Upon emergence from CCAA proceedings, the lease classifications will be subject to further review as a result of fresh start reporting as described in note 1.

The agreements with respect to the 85 aircraft leases renegotiated in the first quarter, 2004, resulted in the following:

o	Deposits and other investments in operating leases of $219, involving 7 aircraft, have been forfeit and are carried in deferred charges and amortized over the remaining terms of the leases.

o	Lease extensions with respect to 51 aircraft leases with extensions of up to six years.

o	All renegotiated aircraft leases resulted in reduced rent with the exception of 27 aircraft which were previously at market rates.

o	As a result of amended lease terms for one aircraft, the residual value guarantee was cancelled. As at December 31, 2003 the related deficiency accrual recorded was $88. This amount is being amortized over the remaining term of the lease.

The Corporation continues to defer lease payments for 6 remaining aircraft leases while negotiations to amend lease terms continue or while terms in the amended leases for payments to resume are satisfied.

Other Financing and Investing Agreements Contingent upon Successful Emergence from CCAA

Management is currently developing its Plan to emerge from the CCAA proceedings. The Corporation has entered into a number of arrangements related to exit financing and new equity investments as described below. These arrangements are conditional on successful emergence of the Applicants from the CCAA proceedings and certain other requirements. The successful emergence from the CCAA proceedings is dependent on the approval of the Plan by qualifying creditors and approval by the Court. There can be no assurance that creditors of the Applicants will accept the Plan or that the Applicants will emerge from the CCAA proceedings.

GECC Exit Financing and Share Purchase Warrants

Pursuant to the agreements described above under the heading “General Electric Capital Corporation Leases”, GECC has agreed to extend debt financing to Air Canada upon emergence from CCAA in the form of an exit facility of US$585. This facility, divided into two tranches, would be secured by a fixed and floating charge over the unencumbered assets of Air Canada and its direct and indirect subsidiaries.

Tranche A, a non-revolving term loan facility in the amount of US$425, is to be advanced in one draw on emergence from the CCAA proceedings provided the Applicants have a minimum of $750 cash on hand. It would bear interest at Air Canada’s option at either a one, two or three month LIBOR rate plus an applicable margin, or a 30, 60 or 90 day BA rate plus an applicable margin. The applicable margin is to be initially set at 4.25% subject to a later adjustment based upon Air Canada’s credit rating, or, if not available, based on EBITDAR (defined as operating income(loss) before non-recurring labour expenses and reorganization and restructuring items, adding back depreciation, amortization and obsolescence and aircraft rent) performance. The term is to be seven years with no principal payments required for the first three years. Equal quarterly principal payments would be required for the four years thereafter. Interest payments are required at the end of each LIBOR or BA period, depending upon the option selected by Air Canada, from the date of issue.

Tranche B, a non-revolving credit facility in the amount of US$160 related to the cash flow relief on certain aircraft as described above in “General Electric Capital Corporation Leases” would mature on March 31, 2013. Draws would commence in the first month following emergence. Principal repayments would commence on April 1, 2009 and continue in equal quarterly installments over four years. Interest would be calculated at Air Canada’s option based upon either a one, two or three month LIBOR rate plus a margin of 4.0% and would be payable in arrears at the end of each LIBOR period.

Subject to the conditions below, the facility would be used to refinance the Corporation’s existing working capital indebtedness on the effective date of the Plan, to otherwise enable the Corporation to consummate the Plan on its effective date and for general corporate purposes.

Under the terms of the exit facility, prepayments of varying amounts may be required upon the sale of any interest in Aeroplan depending upon the interest sold and the related proceeds. A transaction fee of US$11 is payable on the effective date. Collateral monitoring fees of US$0.5 are payable on the effective date and each anniversary thereof during the term of the exit facility. In addition, optional prepayments on the Tranche A after the first six months and during the first three years are subject to a 3% prepayment fee. The loans are subject to financial covenants requiring certain minimum cash balances ranging from $500 to $750, certain collateral value of spare parts and rotables, a minimum EBITDAR and the loans impose certain limitations on other borrowings and capital lease obligations.

The GECC agreement also contemplates additional financing of up to US$950 to fund the purchase of new regional jet aircraft. The financing may be used in connection with up to 25 operating leases provided that the aircraft models and types are acceptable to GECC with the remainder to be provided in the form of debt financing.

The GECC agreement also provides for the delivery of share purchase warrants of Air Canada or its successor to GECC for the purchase of 4% of the common stock of the Corporation or its successor at an exercise price equal to the price to be paid for such shares by a new shareholder of the Corporation that is expected to invest significant equity funds in a post-emergence Air Canada (the “Equity Sponsor”). The determination of the price to be paid for emergence equity is not known at this time. Completion of all aspects of the GECC agreements, including the lease renegotiations described previously, is subject to various conditions as described in note 1 to the 2003 annual consolidated financial statements.

On April 29, 2004, the Corporation and GECC reached an agreement on the terms of an extension of the GECC agreements from April 30, 2004 to September 30, 2004, subject to the following conditions:

o	Court approval of the amended standby purchase agreement (see below under “Rights Offering – Amended Agreement”) by May 7, 2004;

o	Resolution of the major conditions of the amended standby purchase agreement by May 15, 2004;

o	The filing of the Plan with the Court by June 30, 2004;

o	Creditor approval of the Plan by August 15, 2004;

o	Emergence from CCAA proceedings on or before September 30, 2004.

The extension agreement provides that GECC will have the right to terminate the GECC agreements prior to September 30, 2004, in the event that the Corporation does not meet any one of the conditions outlined above.

Equity Solicitation

As disclosed in note 1 to the 2003 annual consolidated financial statements, on January 16, 2004, the Court approved the investment proposal received from Trinity Time Investments Limited (“Trinity”). The investment agreement between Air Canada and Trinity called for a $650 equity investment in exchange for 31.13% of the fully diluted equity of a newly formed holding company. The obligation of Trinity to make the investment contemplated by the investment agreement was conditional on the satisfaction of, or compliance with, a number of conditions. Should these conditions not be satisfied or waived by Trinity by May 1, 2004 (or such later date as may be agreed between the parties), Trinity had the option to terminate the investment agreement and Air Canada would be released from its non-solicitation obligations.

On April 2, 2004, Trinity announced that it would not seek an extension of its investment agreement with Air Canada and, as a result, on May 1, 2004, the agreement was terminated.

On April 26, in conjunction with an announcement concerning an amended agreement with Deutsche Bank (refer below under “Rights Offering – Amended Agreement”) the Corporation announced that it will pursue a new equity solicitation process, however, as a result of the funding that the amended agreement with Deutsche Bank will secure, the Corporation will be seeking only $250 instead of the $650 provided for in the original Trinity agreement. The Corporation will use the proceeds, if any, from the equity solicitation process to retire the GECC convertible note (refer to discussion under “General Electric Capital Corporation Leases”) and the GECC warrants (refer to discussion under “GECC Exit Financing and Share Purchase Warrants”) on terms reasonably acceptable to Deutsche Bank but, in any event, no less advantageous to the Corporation than those previously agreed between GECC and Trinity as described in note 1 to the 2003 annual consolidated financial statements. On May 4, 2004, the Court approved the new equity solicitation process.

Rights Offering – Original Agreement

On December 8, 2003 the Court approved a standby purchase agreement (“SPA”) that the Corporation entered into with Deutsche Bank Securities Inc. (“Deutsche Bank”), whereby Deutsche Bank will act as exclusive standby purchaser of a proposed rights offering to Air Canada’s creditors in an amount of $450. The proposed share purchase rights was expected to be made available to the Applicants’ creditors at a per share price equal to that of the equity shares acquired by the Equity Sponsor.

The rights offering to creditors was to close contemporaneously with the closing of the Equity Sponsor’s agreement.

Rights Offering – Amended Agreement

On April 29, 2004, the Corporation and Deutsche Bank reached an agreement to amend the original SPA discussed above, to increase the rights offering available to creditors from $450 to $850. Deutsche Bank, as standby purchaser, will acquire any equity not purchased by creditors at a premium price of 107.5% of the price payable by the creditors for the rights offering shares. Successful completion of the proposed equity investment will no longer be a condition precedent to the Corporation’s successful emergence from CCAA. The amended agreement contains conditions, including those related to labour and pensions, which must be satisfied by May 15, 2004. The labour condition requires that the Corporation obtain $200 in annual cost reductions to realize the labour cost savings agreed to by the various labour groups in 2003. In addition, the amended agreement requires that the labour groups provide assurances that all material disputes or claims will be compromised or waived upon emergence. The pension condition requires the Corporation to reach satisfactory arrangements with the Office of the Superintendent of Financial Institutions (“OSFI”) to implement the February 18, 2004 agreement between the Corporation and its pension beneficiaries regarding funding over 10 years of the solvency deficit in the registered pension plans. The amendments do not require pension design changes as had previously been required by Trinity. In addition, the amended agreement requires satisfactory assurances from the Government of Canada that, upon emergence, the Corporation will be able to compete on a level playing field with all air carriers operating scheduled service in Canada in regards to the regulatory environment. The amended agreement requires the Corporation to emerge from CCAA protection no later than September 30, 2004. The agreement was presented to the Court for approval on May 4, 2004 with a recommendation for approval by the Court appointed monitor, Ernst & Young Inc. The agreement has not yet been approved by the Court.

Upon approval by the Court, an arrangement fee of $12.75, is payable to Deutsche Bank upon closing of the amended agreement. A payment of $2 as partial reimbursement of costs and expenses previously incurred in connection with the original SPA is due upon Court approval of the amended agreement. In addition, a payment of $0.5 will be due on the first day of each month, commencing May 1, 2004 through to the closing, in respect to costs and expenses incurred in connection with the amended SPA.

If (i) the Corporation fails to implement the rights offering in accordance with the amended SPA with Deutsche Bank as the exclusive standby purchaser and enters into an agreement or arrangement for a competing transaction with another third party within 24 months of the date of the amended SPA, (ii) the Corporation terminates the amended SPA if the closing does not occur on or before September 30, 2004, or (iii) if the Court terminates the amended SPA, Deutsche Bank will be entitled to a cash payment of $25.5, and all obligations of Deutsche Bank under the amended SPA will be terminated. A competing transaction includes (i) a rights offering backstopped by a third party, (ii) an equity investment by a third party that reduces or replaces the rights offering and (iii) a sale of assets, other financing arrangements or other transactions that result in the termination, abandonment or reduction of the rights offering contemplated by the amended SPA, except if the Corporation’s restructuring under CCAA fails and, as a result, the Corporation is liquidated.

Labour Related Restructuring Items

Non-Unionized Labour Reductions

An involuntary severance program pertaining to the Corporation’s workforce reduction plan with respect to non-unionized employees was approved by Management in 2003. Implementation of the plan began in May 2003 and is expected to continue until the end of 2004.

Unionized Labour Reductions

Implementation of the workforce reduction plan pertaining to the Corporation’s unionized employees commenced in the second quarter of 2003 as a result of agreed modifications to all collective agreements between employee unions and the Corporation. It is expected to be substantially completed during 2004. Certain labour agreements are conditional upon the acceptance of the Plan by all creditors and stakeholders and its sanction by the Court. Failure to satisfy the conditions will result in a snapback to pre-CCAA agreements on a prospective basis.

Labour Provisions Summary

The following table outlines the changes to the labour provisions related to the restructuring.

	Three Months Ended March 31, 2004
	Involuntary Severance	Voluntary Separation

Opening balance	$55	$43

Charges recorded	-	-

Amounts disbursed	(12)	(1)

Provision as at March 31, 2004	$43	$42

Pension Plans

On March 21, 2003, OSFI issued a direction of compliance ordering Air Canada to make contributions in excess of the amounts contemplated in its most recent filed actuarial valuations. Specifically, Air Canada was directed to remit contributions approximately equal to the contribution holidays taken in 2002, amounting to approximately $105, and to cease taking any future contribution holidays. OSFI further directed Air Canada to prepare and file new actuarial valuations as at January 1, 2003 which Management believes would have triggered additional funding obligations.

Pursuant to Air Canada’s filing for court protection from its creditors under CCAA, the Court ordered Air Canada to suspend its contributions to funded pension plans, pending further order of the Court. In December, 2003, the Court amended its original order to permit certain contributions to be remitted representing 2003 current service costs. As a result, the Corporation made contributions of $101 in December, 2003, and $31 in January, 2004. Benefit payments from the Corporation sponsored pension plans continue to be made in accordance with plan requirements.

On April 27, 2004, the Court further amended its original order to permit contributions into each of the Canadian defined benefit registered pension plans equal to the current service costs relating to the first quarter, 2004. Accordingly, on April 30, 2004, the Corporation made contributions totalling $25.

Air Canada and representatives of the unionized and non-unionized employees and retirees have come to an agreement with respect to the funding of the pension deficit which includes a provision for a funding schedule over a ten year period. The parties have sought the support of OSFI for a recommendation to the Federal Government that it adopt the regulation necessary to give effect to the ten year funding plan. Discussions between representatives of the Applicants and representatives of OSFI concerning the adequacy of the funding and the treatment of a deemed trust asserted by OSFI have occurred but, to date, these issues remain unresolved.

CCAA Status

Many of the agreements and arrangements noted above have terms and conditions which require certain future events to occur, some of which must occur within a short period of time after the preparation of these interim consolidated financial statements. Management expects that certain of these conditions cannot be met within the time periods and is in the process of negotiating extensions as appropriate. There can be no assurances that the counterparties will amend the terms and conditions or any dates contained in the agreements. Accordingly, it is possible that some or all of the pending transactions may not be consummated.

2.        Accounting Policies

The unaudited interim consolidated financial statements are based upon accounting policies consistent with those used and described in the 2003 annual consolidated financial statements, with the exception of new accounting policies as outlined below. In accordance with Canadian GAAP, the interim consolidated financial statements do not include all of the financial statement disclosures included in the 2003 annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

As further described in note 1, these interim consolidated financial statements have been prepared in accordance with Canadian GAAP applicable to a going concern, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.

Accounting Policies Applicable to an Entity under Creditor Protection

As a result of the filings as described in note 1, the Corporation will follow accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to GAAP applicable in Canada, the Corporation is applying the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (SOP 90-7). While SOP 90-7 refers specifically to Chapter 11 in the US, its guidance, in Management’s view, is also applicable to an entity restructuring under CCAA, where it does not conflict with Canadian GAAP.

Consistent with Canadian GAAP, SOP 90-7 does not change the manner in which financial statements are prepared. However, SOP 90-7 does require that the financial statements for periods subsequent to the filing distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization and restructuring items (note 5).

Interest expense has been reported only to the extent that it will be paid under the plan of arrangement or that it is probable that it will be an allowed claim. The consolidated statement of financial position distinguishes pre-filing liabilities subject to compromise from both those pre-filing liabilities that are not subject to compromise and from post-filing liabilities (note 4). Liabilities that may be affected by the plan have been reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. Cash flows related to reorganization items have been disclosed separately in the consolidated statement of cash flows. Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein between Applicants and non-Applicants (note 6).

SOP 90-7 has been applied effective beginning April 1, 2003 and for subsequent reporting periods while the Corporation continues to operate under creditor protection.

New Accounting Policies

Hedging Relationships

Accounting Guideline 13 – Hedging Relationships (AcG 13), as issued and amended by the Canadian Institute of Chartered Accountants (“CICA”), has been adopted by the Corporation beginning January 1, 2004. The new guideline concerns the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting; and the discontinuance of hedge accounting. The guideline establishes the conditions that need to be met before hedge accounting can be applied and also establishes the requirement for the testing of hedge effectiveness throughout the term of the hedging relationship. AcG 13 is not intended to specify how hedge accounting is applied and, accordingly, it does not deal with hedge accounting techniques.

Concurrent with the adoption of AcG 13, the Corporation has adopted the Emerging Issues Committee (“EIC”) abstract 128 – Accounting for Trading, Speculative, or Non-Hedging Derivative Financial Instruments. For derivative financial instruments that do not qualify for hedge accounting or are entered into for trading or speculative purposes, EIC 128 requires that these derivative financial instruments be measured at fair value, with changes in fair value recognized currently in income. The Corporation uses derivative financial instruments only for risk management purposes, not for generating trading profits. To the extent that a derivative financial instrument does not qualify for hedge accounting or to the extent of hedge ineffectiveness, changes in the fair value of derivative financial instruments are recorded in non-operating income (expense).

As a result of the CCAA filing, the majority of outstanding derivative contracts were terminated. As such the adoption of AcG 13 did not have a significant impact on the Corporation in the first quarter, 2004. Notwithstanding, currency swaps for five Canadair Regional Jet operating leases until lease terminations in 2007 and for three Airbus A330 operating leases until January, 2010 remain in effect, as disclosed in note 20 to the 2003 annual consolidated financial statements. These currency swaps, with unrelated creditworthy third parties, were put in place on the inception of the leases and, after review in accordance with AcG 13, Management has elected not to apply hedge accounting with respect to these swaps. As a result, the fair value of these swaps of $27 was recorded as at January 1, 2004, in other assets with the offset being a deferred credit, which is amortized over the remaining term of the related aircraft leases. During the quarter, a credit of $2 was recorded in other non-operating income (expense) representing the amortization of the opening deferred credit and the change in the fair value of these swaps.

Generally Accepted Accounting Principles

Effective January 1, 2004, the Corporation adopted CICA 1100 — Generally Accepted Accounting Principles. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources. This Section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. There have been no changes in accounting policies as a result of the adoption of CICA 1100.

Impairment of Long-Lived Assets

CICA 3063 — Impairment of Long-Lived Assets has been adopted by the Corporation effective January 1, 2004. CICA 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Under the new standard, an impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The recoverability test is based on a comparison of the carrying amount of the long-lived asset to the future net cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The new section provides guidance on when to test for recoverability; a long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. CICA 3063 is applied prospectively. The Corporation has not recorded any impairment loss as a direct result of the adoption of CICA 3063.

3.            Financing Transactions

Financing transactions for the quarter include the partial draw against the GE DIP credit facility of $300, repayments of $92 made on the CIBC credit facility, the drawdown of $80 and related repayments of $3 made on the Amex facility as described in note 1 and other principal repayments of $119 related mainly to capital lease obligations as described in note 1.

4.             Liabilities Subject to Compromise

Liabilities subject to compromise refers to liabilities incurred prior to the filing date that will be dealt with as claims under the CCAA, as well as claims arising out of renegotiated and repudiated leases and contracts. The amounts described in this note are the Corporation’s estimate of expected compromised claims only as of March 31, 2004. The final amount related to accepted compromised claims may reflect material adjustments.

Claims Procedure

By order of the Court on September 18, 2003, the Applicants established procedures for creditors and other prescribed parties to file claims against the Applicants arising from obligations incurred prior to April 1, 2003 and any claim arising on or after April 1, 2003 as a result of the restructuring, repudiation or termination of any contract, lease, employment agreement, collective agreement or other agreement. The initial deadline for the filing of claims was set at November 17, 2003. A second deadline was granted to February 23, 2004.

The total amount of such claims filed exceeds the Corporation’s estimate of the allowed compromised liability. Differences in the total dollar value of the claims filed by creditors and the liabilities recorded are being investigated and resolved in connection with the claims resolution process. While the Corporation has made significant progress to date, it is expected that this process will continue for some time and further reviews of the claims filed will enable a more precise estimate of the likely range of creditor claims allowed under the Plan. It is not possible to estimate the quantum of the claims that will ultimately be allowed but they may be materially in excess of the accruals taken to date given the magnitude of the claims asserted as set out below under the heading “Claims Summary”. The Corporation has not accrued any amounts for employee related or litigation claims due to the continuing uncertainty as to their ultimate resolution.

Claims Summary

A summary of the Corporation’s accruals and claims submitted as at April 29, 2004 is as follows:

                                                                                                     Claims Review Status
                                                      -----------------------------------------------------------------------------------------------------------------
                                                                          Revisions Accepted /            Revisions /          Dispute Notices Filed
                                                                         Disputes Resolved (i)           Disallowances                 (iii)
                                                                                                       Outstanding (ii)

                                                                      --------------------------   ------------------------  ------------------------
                         Recorded      Filed (a)        Accepted as   Original      Revision       Original     Revision     Original     Revision      Under Review (iv)
                                                           Filed        Claim                        Claim                     Claim
                         --------------------------   ------------------------------------------   ------------------------  ------------------------  --------------------

Long-term and                  $3,697       $4,896          $   -          $ 250        $   204          $  -        $   -       $2,727       $1,746            $1,919
subordinated perpetual
debt

Aircraft leases,                1,089        6,224            100            447            197         1,089          276          389          142             4,199
including capital lease
obligations (b)

Accounts payable,                 807        2,463            111            468            113             4            1          175           31             1,705
accrued liabilities,
supplier repudiation
and other

Employee related                    -        6,546              -              -              -             -            -           34            -             6,512

Litigation                          -       83,459              -         10,390              9             -            -       73,069            -                 -

                         --------------------------   ------------    --------------------------   ------------------------  ------------------------  ----------------
Liabilities subject to         $5,593     $103,588           $211        $11,555           $523        $1,093         $277      $76,394       $1,919           $14,335
compromise
                         ==========================   ============    ==========================   ========================  ========================  ================
a) Total claims filed as disclosed in the 2003 annual consolidated financial statements totalled to $106,319. This amount has been adjusted to $103,588 to reflect the removal of duplicate claims and claims voluntarily withdrawn by the claimants.

b) Net deficiency claims of $218 have been recorded in the first quarter representing accruals of $300 for leases renegotiated during the quarter, less adjustments of previously recorded estimates amounting to $82 resulting from the continuing review of submitted claims. The related deferred charges on leased aircraft are amortized to reorganization and restructuring items as a component of aircraft rent

i) The Claims Procedure Order provides that creditors have ten days from the date of a Notice of Revision or Disallowance to file a Dispute Notice or the Notice of Revision or Disallowance is deemed to be binding on the creditor. This category represents claims for which a Notice of Revision or Disallowance was sent, and the ten day period has expired.

ii) Claims in respect of which Notices of Revision or Disallowance were sent out less than ten days prior and therefore are still open to dispute.

iii) Claims in respect of which the creditor filed a Dispute Notice within ten days of receiving a Notice of Revision or Disallowance and the Applicants have not been able to consensually resolve the disputed claim with the creditor. These claims, primarily litigation claims, will be referred to the Claims Officer for resolution.

iv) Claims under review primarily comprised of aircraft lessor, debt holder, employee and supplier related claims.

5.	Reorganization and Restructuring Items

Cash expenditures related to reorganization and restructuring items for the first quarter, 2004, amounted to $23 and related mainly to the payment of professional fees. The table below summarizes the total reorganization and restructuring charges recorded in the first quarter, 2004.

      Repudiated leases, net (a)                                              $21

      Repudiated and renegotiated contracts (b)                                12

      Aircraft rent expense (c)                                                53

      Foreign exchange adjustments on compromised debt                         23

      Professional fees                                                        24

      Interest income on accumulated cash (d)                                  (7)

      Other                                                                     6

                                                               --------------------------

      Reorganization and restructuring items, net                            $132

                                                               ==========================

a) The cost of repudiated leases represents the estimated allowable claim resulting from aircraft leases that have been repudiated. The amount is shown net of the write off of all balance sheet accounts related to the repudiated leases. Further material claims relating to deficiency claims on repudiated aircraft leases are expected to arise as a consequence of the ongoing review, contestation and adjudication of aircraft lease claims in the CCAA process. It is not possible at present to estimate the magnitude of such claims that may ultimately be allowed but they are expected to be significant.

b) Repudiated and renegotiated contracts represents the estimated allowable claim resulting from contracts that have been terminated and the amortization of deferred charges related to deficiency claims on renegotiated contracts amounting to $2. Further material claims relating to deficiency claims on repudiated contracts are expected to arise as a consequence of the ongoing review, contestation and adjudication of claims in the CCAA process. It is not possible at present to estimate the magnitude of such claims that may ultimately be allowed but they are expected to be significant.

c) As described in note 1, as a result of amended lease terms, the Corporation has recorded a compromised liability and a deferred charge related to lease deficiency claims. The estimated deficiency claim is with reference to the difference between the present value of the obligations under the remaining term of the original contract and the renegotiated contract. The deferred charge is amortized to reorganization and restructuring items as a component of aircraft rent over the remaining lease term.

d) Interest income earned by an entity under creditor protection, that it would not have earned but for the proceedings, should be reported as a reorganization and restructuring item. The interest income recorded in reorganization items is due mainly to the cash balances retained by the Corporation as a result of the moratorium on aircraft lease payments and the stay on actions to collect pre-filing indebtedness, including trade payables.

6.            Condensed Combined Financial Statements

As described in note 2, consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein. The following are the condensed combined financial statements of the Applicants as at and for the period ended March 31, 2004. Included in current assets are intercompany receivables with non-Applicants of $133. Included in current liabilities are intercompany payables with non-Applicants of $702. Included in other assets are long-term receivables of $347 from non-Applicants. Included in the Statement of Operations are intercompany revenues of $130 and expenses of $66 with non-Applicants.

Condensed Combined Statement of Operations
For the Period Ended March 31, 2004
----------------------------------------------------------------------------------------------------------------
                                                                                 ------------------
                                                                                  Three Months
                                                                                 ------------------

    ($ millions)
    Operating revenues                                                                   $   1,977
    Operating expenses                                                                       2,178
                                                                                 ------------------
    Operating loss before reorganization and restructuring items                             (201)
    Reorganization and restructuring items (note 5)                                          (132)
    Net interest expense                                                                      (51)
    Loss on sale of assets                                                                     (3)
    Other non-operating income, including equity income of non-applicants                       67
                                                                                 ------------------
    Loss before foreign exchange on non-compromised long-term
      monetary items and income taxes                                                        (320)
    Foreign exchange on non-compromised long-term monetary items                                17
                                                                                 ------------------
    Loss before income taxes                                                                 (303)
    Provision for income taxes                                                                 (1)
                                                                                 ------------------
    Loss for the period                                                                  $   (304)
                                                                                 ------------------

Condensed Combined Statement of Financial Position
As at March 31, 2004
----------------------------------------------------------------------------------------------------------------

    ($ millions)
    ASSETS
    Current assets                                                       $   1,750
    Property and equipment                                                   3,309
    Deferred charges                                                         1,935
    Goodwill                                                                   510
    Other assets                                                             1,582
                                                                 ------------------
                                                                         $   9,086
                                                                 ------------------
    LIABILITIES
    Current liabilities                                                  $   3,164
    Long-term debt and capital lease obligations                             1,654
    Future income taxes                                                         10
    Other long-term liabilities                                              1,294
    Deferred credits                                                         1,322
    Liabilities subject to compromise (note 4)                               5,593
    SHAREHOLDERS' DEFICIENCY                                               (3,951)
                                                                 ------------------
                                                                         $   9,086
                                                                 ------------------

Condensed Combined Statement of Cash Flow
For the Period Ended March 31, 2004
----------------------------------------------------------------------------------------------------------------
                                                                                 Three Months
                                                                                ------------------

    ($ millions)
    Net cash provided by operating activities                                            $     45
    Financing (note 3)
      Reduction of long-term debt and capital lease obligations                             (119)
      Drawdown on GE DIP financing (note 1)                                                   300
      Other credit facility borrowings (note 1)                                                80
      Credit facility repayments                                                             (95)
                                                                                ------------------

                                                                                              166
                                                                                ------------------
    Investing
      Additions to property and equipment                                                    (34)
      Proceeds from sale of assets                                                              1
                                                                                ------------------
                                                                                             (33)
                                                                                ------------------
    Increase (decrease) in cash and cash equivalents                                          178
    Cash and cash equivalents, beginning of period                                            697
                                                                                ------------------
    Cash and cash equivalents, end of period                                             $    875
                                                                                ------------------
7.	Share Capital and Other Equity

The issued and outstanding common shares and Class A non-voting common shares (“Class A shares”) of the Corporation along with other equity instruments are as follows (in thousands):

                                                  March 31, 2004   December 31, 2003
                                                 ---------------------------------

Common shares                                              79,076          79,076

Class A shares                                             41,115          41,115
                                                 ---------------------------------

                                                          120,191         120,191

                                                 =================================

Class A  non-voting preferred shares                       10,417          10,417

Convertible subordinated debentures                         9,375           9,375

Stock options                                               9,616           9,616
                                                 ---------------------------------

                                                           29,408          29,408
                                                 =================================

As described in note 1, the Corporation has undertaken a restructuring under CCAA and, as previously stated, it is expected that shareholders of the Corporation will receive only nominal, if any, consideration for their shares upon the Corporation’s emergence from CCAA protection. The shareholders’ participation is expected to be valued at less than 0.01% of the total equity of the emerging Corporation.

8.             Segment Information

                                                   Three Months Ended
                                                      March 31
                                                 2004         2003%
                                           --------------------------------------
Transportation revenue

Passenger

     Canada                                       647          712        (9)

     US Transborder                               415          475       (13)

     Atlantic                                     270          283        (5)

     Pacific                                      164          142         15

     Other                                        165          133         24
                                           --------------------------------------

                                                1,661        1,745         (5)

Cargo revenue                                     126          144        (13)

                                           --------------------------------------
Total transportation revenue                    1,787        1,889         (5)
                                           --------------------------------------

Non-transportation revenue
     Aeroplan                                      94           90          4

     Technical Services                            43           46         (7)

     Other                                        197          186          6
                                           --------------------------------------

Total non-transportation revenue                  334          322          4

                                           --------------------------------------

Total operating revenue                        $2,121      $ 2,211        (4)
                                           ======================================

For passenger, the allocation to service is determined based on flight destination. Previously the Corporation segregated mainline passenger revenues from regional passenger revenues. Based on the current management of mainline and regional capacity, the revenues from mainline and regional service are combined. Cargo revenues are not allocated by service as the amounts are not significant. Non-transportation revenues are almost exclusively attributable to Canada.

Property and Equipment

Air Canada is a Canadian based domestic and international carrier and while the Corporation’s flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation’s property and equipment and goodwill are related to operations in Canada.

9.            Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

10.             Seasonal Nature of Business

The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months, however, in the current operating environment, these historical patterns may no longer be applicable.

The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term. Seasonally low passenger demand normally results in significantly lower operating cash flow and margins in the first and fourth quarters of each calendar year compared to the second and third quarters.

Document 3

MATERIAL CHANGE REPORT PURSUANT TO

Section 85(1) of the Securities Act (British Columbia)
Section 146(1) of the Securities Act (Alberta)
Section 84(1) of The Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of The Securities Act, 1990 (Newfoundland and Labrador)

1.	REPORTING ISSUER Air Canada (or the “Company”) Air Canada Centre, 7373 Cote Vertu West, St. Laurent, Quebec H4S 1Z3

2.	DATE OF MATERIAL CHANGE January 12, 2004

3.	PRESS RELEASE Press releases disclosing the material changes were issued by the Company on December 12, 2004. A copy of the press release is attached hereto as Appendix “A”.

4.	SUMMARY OF MATERIAL CHANGES On January 12, 2004, Air Canada announced that it had drawn CDN$300 million from its DIP financing facility.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

In keeping with the airline’s objectives of maintaining certain minimum cash balances during the restructuring, Air Canada, on January 12, 2004, had drawn CDN $300 million from the first tranche of its DIP financing facility provided by GE Capital Canada Inc. The additional liquidity will be used to fund certain one-time lease payments resulting from the completion of restructured aircraft leases and to increase reserves during the seasonally weaker months from a cash generation point of view. In addition, as previously announced Air Canada has or will pay in the aggregate of $130 million in respect to 2003 pension plan service costs.

Please see the press release attached hereto as Appendix “A”.

6.	RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT Not applicable

7.	OMITTED INFORMATION Not applicable

8.	STATEMENT OF SENIOR OFFICER

Further information regarding the matters described in this report may be obtained from Mr. John M. Baker, Senior Vice-President and General Counsel, who is knowledgeable about the details of the material change and may be contacted at (514) 422-7275.

The foregoing accurately discloses the material change referred to herein.

DATED at St. Laurent, Quebec this 13th day of January, 2004

AIR CANADA

By:	/s/ John M. Baker

John M. Baker
Senior Vice-President and General Counsel

Appendix "A" Press Release

AIR CANADA PROVIDES UPDATE ON RESTRUCTURING

MONTRÉAL, January 12, 2004 – Air Canada provides the following update on the airline’s restructuring under the Companies’ Creditors Arrangement Act:

Nineteenth Report of the Monitor on the comprehensive agreement between Air Canada and General Electric

The Nineteenth Report of the Monitor, an overview of the agreement reached between Air Canada and General Electric Capital Corporation and some of its affiliates, including GE Capital Aviation Services, Inc. (GECAS) and GECAS managed entities, has been completed by Ernst and Young Inc. and is available at www.aircanada.com.

Air Canada draws CDN $300 million from GE DIP financing facility

In keeping with the airline’s objectives of maintaining certain minimum cash balances during the restructuring, Air Canada today has drawn CDN $300 million from the first tranche of its DIP financing facility provided by GE Capital Canada Inc. The additional liquidity will be used to fund certain one-time lease payments resulting from the completion of restructured aircraft leases and to increase reserves during the seasonally weaker months from a cash generation point of view. In addition, as previously announced Air Canada has or will pay in the aggregate of $130 million in respect to 2003 pension plan service costs.

Contacts:	Isabelle Arthur (Montreal) (514) 422-5788

Laura Cooke (Toronto) (416) 263-5576

Angela Mah (Vancouver) (604) 270-5741

Internet:	aircanada.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Air Canada

Registrant

Date:	June 29, 2004	By:	/s/ John M. Baker

(Signature)
John M. Baker
Senior Vice-President and General Counsel